Filed by Holdco Nuvo Group D.G Ltd.
Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holdco Nuvo Group D.G Ltd.
Commission File No.: 333-274803

Date: February 12, 2024

Nuvo Group Appoints Rice Powell as its Chief Executive Officer as Kelly Londy Moves to New Industry Role

Powell Brings Expertise as a Proven Multinational CEO and Business Builder Known for Addressing Consumer Health Needs While Addressing Payer, Policymaker and Provider Priorities

TEL AVIV, ISRAEL, February 12, 2024 – Nuvo Group Ltd. (“Nuvo”), an FDA-cleared leading innovator in pregnancy care, announced today that Rice Powell assumed the position of Chief Executive Officer (CEO) as Kelly Londy departs after accepting a leading position at a non-competitive multinational healthcare company. Powell will lead Nuvo into its commercial phase and Nasdaq public market listing and continue as a member of the Nuvo Board of Directors and chair of its Finance Committee. Londy remains connected to Nuvo and joins the Company’s Strategic Advisory Council.

“We extend our congratulations and appreciation to Kelly Londy, who shepherded Nuvo successfully for the past 2.5 years and brought us through the regulatory process and preparations to become a public company,” said Jerry Ostrov, Nuvo Board Chair. “The combination of Kelly and Rice has been formidable, and we have been fortunate to have them both as we prepare to go public.”

“Rice has an ideal background and experience to lead Nuvo toward anticipated commercial growth and public market performance,” added Ostrov. “As the chief executive at Fresenius Medical Care, he was both a leader and a strategist in building Fresenius Medical Care into a company with $20 billion in revenue. We believe he can rally a business community and meet with influential community leaders to educate them on patient care urgencies and tackle health care disparities. Rice and Kelly will work closely together in the coming weeks for a smooth transition. We believe Kelly put our success in motion, and Rice will accelerate our momentum.”

Rice Powell has experience in addressing consumer care, health professional, payer, and policymaker priorities. He is a former chief executive officer and chairman of the Fresenius Medical Care management board, one of the world’s largest providers of products and services for people with chronic kidney failure. He held other executive positions at Fresenius as Vice Chairman of the management board for the North American region from 2010 to 2012 after Rice joined Fresenius Medical Care in 1997. He was appointed to the company’s management board and co-chief executive officer of Fresenius Medical Care North America in 2004. Powell, with 40 years of experience in the industry, has held several senior positions with Baxter International Inc. and Biogen Inc. in the United States.  He has been a member of the Nuvo Board of Directors since September 2023.

“The need of the market to provide accurate and timely care for women with a wide range of pregnancy monitoring needs and concerns is great,” said Powell. “In the United States, not everyone has timely access to their health professional, with nearly 36 percent of U.S. counties lacking hospitals providing obstetric care, birth centers, an OB/GYN or certified nurse midwife. Some women have higher-risk pregnancies, while others live in more remote, rural areas or face the challenges of health disparities. We maintain our responsibility to physicians, pregnant women, their families, and the potential they carry within to champion people’s health. I have confidence in the Nuvo Board of Directors and our company leaders and staff, and I look forward to guiding us as we commercialize the INVU platform.”

“We are fortunate to have a leader as experienced as Rice as we begin to commercialize our product and the anticipated consummation of our go-public transaction,” said Ostrov. “We believe our entire board has appropriate expertise across the marketing and public market continuum to guide Nuvo into the future successfully. We thank Kelly for her outstanding performance in establishing the Nuvo commercial growth phase infrastructure.”

About Nuvo

Nuvo is committed to reinventing pregnancy care for the 21st century through new technology, tools, and practices for providers and expectant mothers, including the INVU by Nuvo™ platform, an FDA-cleared, prescription-initiated remote pregnancy monitoring and management system. The INVU™ sensor band enables the delivery of remote non-stress tests and maternal and fetal heart rate monitoring today while pioneering new data-driven personalized pathways that Nuvo believes will help improve future health outcomes for all expectant mothers and unborn babies. The technology and patent estate that underpin the INVU platform has been awarded several industry recognitions, including Fast Company's Next Big Things in Tech (2021), CB Insights' Digital Health 150 (2020, 2022), and MedTech Innovator's Top 50 MedTech Startups (2021), as well as multiple grants from several of the world's leading academic medical centers and scientific bodies. Nuvo is led by a diverse team of experienced business and medical professionals, dedicated data engineers, software designers, and proud parents who embrace a collective mission to give every life a better beginning.

For more information and complete indications, contraindications, warnings and precautions, and instructions for use, visit www.nuvocares.com.

Additional information about the Business Combination and Where to Find It

Holdco Nuvo Group D.G Ltd. (“Holdco”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Form F-4”) in connection with the proposed business combination (the “Business Combination”) with LAMF Global Ventures Corp. I (“LAMF”), Nuvo Group Ltd. (“Nuvo”), Nuvo Assetco Corp. (“Assetco”), and H.F.N Insight Merger Company Ltd. (“Merger Sub” and, together with LAMF, Nuvo and Assetco, the “Companies”), which includes a preliminary proxy statement/prospectus, and certain other related documents, to be used at the meeting of LAMF shareholders to approve the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF LAMF ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HOLDCO AND THE COMPANIES AND THE BUSINESS COMBINATION. Promptly after the Form F-4 is declared effective by the SEC, the proxy statement/prospectus will be mailed to shareholders of LAMF as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Cautionary note regarding Forward–Looking Information

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Holdco, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the Combined Company’s industry and market sizes, future opportunities for the Combined Company, the Combined Company’s estimated future results and outcomes of the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this communication, that, while considered reasonable by Holdco, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination; (iii) the inability to obtain or maintain the listing of Holdco’s shares on Nasdaq following the Business Combination; (iv) costs related to the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (vi) Holdco and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving Holdco or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for Holdco’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which Holdco or any of the Companies operate; and (x) other risks and uncertainties indicated from time to time in the Form F-4, including those under “Risk Factors” therein, and in Holdco’s other filings with the SEC.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Holdco nor the Companies presently know or that Holdco or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Holdco and the Companies described above. None of Holdco or any Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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